United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 24, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Financial Statements as of March 31, 2017

FINANCIAL STATEMENTS AS OF

March 31, 2017

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	5,208,191	4,208,887
	Due from banks and correspondents
	Central Bank of Argentina	18,940,016	26,666,365
	Local Other	110,511	79,158
	Foreign	1,656,331	2,055,936
	Other	962	991
		25,916,011	33,011,337

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,987,067	1,940,096
	Holdings booked at amortized cost	163,568	1,569,338
	Instruments issued by the Central Bank of Argentina	18,644,393	13,755,276
	Investments in listed private securities		319,469
		20,795,028	17,584,179

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	479,629	1,532,006
	To the financial sector
	Interfinancing (granted call)	80,000	5,000
	Other financing to Argentine Financial Institutions	1,701,362	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	73,753	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	10,219,125	8,801,712
	Documents	10,451,329	10,968,163
	Mortgage loans	4,214,180	3,923,386
	Pledge loans	2,391,652	2,210,991
	Personal loans	27,760,256	24,849,213
	Credit cards	18,055,100	17,467,209
	Other (Note 7.1.)	11,644,409	10,377,498
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,373,791	1,182,463
	less: Unearned discount	(312,307)	(345,500)
	less: Allowances (Exhibit J)	(1,839,565)	(1,654,084)
		86,292,714	81,043,677

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,901,449	1,902,862
	Amounts receivable from spot and forward sales pending settlement	7,928,872	155,905
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	112,785	1,259,031
	Unlisted corporate bonds (Exhibits B, C and D)	109,278	277,666
	Receivables from forward transactions without delivery of underlying assets	5,835	855
	Other receivables not covered by debtors classification standards (Note 7.2.)	1,017,703	944,707
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	209,718	292,435
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	184	232
	less: Allowances (Exhibit J)	(229,806)	(231,496)
		11,056,018	4,602,197

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	383,455	375,898
	Accrued interest and adjustments	5,411	4,992
	less: Allowances (Exhibit J)	(4,181)	(3,993)
		384,685	376,897

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	2,509,918	2,399,238
	Other	354,597	287,888
	less: Allowances (Exhibit J)	(129)	(579)
		2,864,386	2,686,547

G.	OTHER RECEIVABLES
	Other (Note 7.3.)	1,413,651	1,182,758
	less: Allowances (Exhibit J)	(4,102)	(4,148)
		1,409,549	1,178,610

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,392,939	1,351,839

I.	OTHER ASSETS (Exhibit F)	2,146,396	1,941,322

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	19,204	20,609
	Organization and development costs	708,457	615,760
		727,661	636,369

K.	ITEMS PENDING ALLOCATION	17,285	8,231

TOTAL ASSETS		153,002,672	144,421,205

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	8,531,884	5,964,863
	From the financial sector	50,864	55,861
	From the non-financial private sector and foreign residents
	Checking accounts	16,753,869	16,692,516
	Savings accounts	25,638,432	26,032,427
	Time deposits	44,546,942	44,882,439
	Investment accounts	378,513	333,188
	Other (Note 7.5.)	7,808,462	7,918,326
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	533,448	617,326
		104,242,414	102,496,946

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	8,225	8,211
	International Banks and Institutions (Exhibit I)	131,687	128,912
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)		1,686,382
	Amounts payable for spot and forward purchases pending settlement	109,555	1,154,071
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	7,951,326	156,536
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)		90,000
	Other financing received from Argentine financial institutions	28,940	30,568
	Accrued interest payable		126
	Other (Note 7.6. and Exhibit I)	6,634,364	6,773,610
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	21,685	82,721
		14,885,782	10,111,137

N.	OTHER LIABILITIES
	Fees	27,792	89,617
	Other (Note 7.7.)	3,380,547	2,953,144
		3,408,339	3,042,761

O.	PROVISIONS (Exhibit J)	267,790	251,366

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	6,322,304	6,407,840

Q.	ITEMS PENDING ALLOCATION	6,100	5,257

TOTAL LIABILITIES		129,132,729	122,315,307

SHAREHOLDERS' EQUITY (As per related statement)		23,869,943	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		153,002,672	144,421,205

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016
	(Unaudited)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	95,003,253	76,561,044

Contingent	23,785,433	22,163,765
Guarantees received	22,711,109	21,261,105
Other not covered by debtors classification standards	34	39
Contingent debit-balance contra accounts	1,074,290	902,621
Control	70,729,954	53,901,492
Receivables classified as irrecoverable	1,848,447	1,778,857
Other (Note 7.8.)	67,635,046	50,987,686
Control debit-balance contra accounts	1,246,461	1,134,949
Derivatives (Exhibit O)	487,866	495,787
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	165,053	135,597
Derivatives debit-balance contra accounts	322,813	360,190

CREDIT-BALANCE ACCOUNTS	95,003,253	76,561,044

Contingent	23,785,433	22,163,765
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	215,881	288,382
Other guarantees provided not covered by debtors classification standards	157,335	158,986
Other covered by debtors classification standards (Exhibits B, C and D)	421,397	354,315
Other not covered by debtors classification standards	279,677	100,938
Contingent credit-balance contra accounts	22,711,143	21,261,144
Control	70,729,954	53,901,492
Checks to be credited	1,246,461	1,134,949
Control credit-balance contra accounts	69,483,493	52,766,543
Derivatives (Exhibit O)	487,866	495,787
Notional value of call options sold (Note 12.b))	173,380	167,721
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	149,433	192,469
Derivatives credit-balance contra accounts	165,053	135,597

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2017	03/31/2016
		(Unaudited)	(Unaudited)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	127	331
	Interest on loans to the financial sector	99,374	20,812
	Interest on overdrafts	647,262	502,861
	Interest on documents	363,098	389,492
	Interest on mortgage loans	166,900	175,892
	Interest on pledge loans	94,034	97,574
	Interest on credit card loans	974,682	837,662
	Interest on financial leases	20,514	24,137
	Interest on other loans (Note 7.9.)	3,057,418	2,424,259
	Net income from government and private securities (Note 7.10.)	789,111	908,508
	Interest on other receivables from financial intermediation	936	413
	Income from guaranteed loans - Presidential Decree No. 1387/01	3,073	6,961
	CER (Benchmark Stabilization Coefficient) adjustment	27,477	56,933
	CVS (Salary Variation Coefficient) adjustment	111	226
	Difference in quoted prices of gold and foreign currency	180,739	182,057
	Other (Note 7.11.)	430,419	110,351
		6,855,275	5,738,469

B.	FINANCIAL EXPENSE
	Interest on savings accounts	22,910	19,910
	Interest on time deposits	1,910,936	2,265,739
	Interest on interfinancing received loans (received call)	1,891	2,715
	Interest on other liabilities from financial intermediation	16,422	35,671
	Interest on subordinated bonds	105,168	53,629
	Other interest	678	912
	CER adjustment	2,838	3,473
	Contribution to Deposit Guarantee Fund	45,338	88,123
	Other (Note 7.12.)	581,417	435,875
		2,687,598	2,906,047

	GROSS INTERMEDIATION MARGIN - GAIN	4,167,677	2,832,422

C.	PROVISION FOR LOAN LOSSES	316,147	148,627

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	53,721	16,483
	Related to deposits	1,284,434	958,503
	Other commissions	44,244	46,050
	Other (Note 7.13.)	768,279	563,977
		2,150,678	1,585,013

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2017	03/31/2016
		(Unaudited)	(Unaudited)

E.	SERVICE-CHARGE EXPENSE
	Commissions	137,959	104,345
	Other (Note 7.14.)	529,180	423,852
		667,139	528,197

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,675,550	1,138,266
	Directors' and statutory auditors' fees	73,457	58,875
	Other professional fees	70,910	51,636
	Advertising and publicity	41,396	46,061
	Taxes	145,989	104,065
	Depreciation of bank premises and equipment	53,603	41,334
	Amortization of organization costs	53,104	39,933
	Other operating expenses (Note 7.15.)	358,498	288,098
	Other	203,141	159,144
		2,675,648	1,927,412

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,659,421	1,813,199

G.	OTHER INCOME
	Income from long-term investments	179,564	215,536
	Penalty interest	16,362	19,944
	Recovered loans and allowances reversed	82,522	33,427
	Other (Note 7.16.)	35,850	68,663
		314,298	337,570

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	18	12
	Charges for other receivables uncollectibility and other allowances	65,415	23,766
	Depreciation and loss of other assets	1,323	904
	Goodwill amortization	1,405	3,513
	Other (Note 7.17.)	68,013	38,945
		136,174	67,140

	NET INCOME BEFORE INCOME TAX - GAIN	2,837,545	2,083,629

I.	INCOME TAX (Note 4.)	1,073,500	676,000

	NET INCOME FOR THE PERIOD - GAIN	1,764,045	1,407,629

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017							03/31/2016
	(Unaudited)							(Unaudited)
	Capital	Stock issuance	Adjustments to Shareholders’	Earnings reserved		Unappropriated
Changes	stock (1)	premium	equity	Legal	Voluntary	earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	3,686,472	10,698,348	6,732,505	22,105,898	15,877,550

Movements of Voluntary Reserve								368,546

Net income for the period - Gain						1,764,045	1,764,045	1,407,629

Balances at the end of the period	584,563	399,499	4,511	3,686,472	10,698,348	8,496,550	23,869,943	17,653,725

(1) See Note 10.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017	03/31/2016
	(Unaudited)	(Unaudited)

CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	34,815,058	18,907,789
Cash at the end of the period	34,229,213	30,016,883
Net (decrease) / increase in cash	(585,845)	11,109,094

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	12,340,486	6,068,116
Loans
To the financial sector	(25,121)	(268,596)
To the non-financial government sector	1,075,480	6,868
To the non-financial private sector and foreign residents	(1,181,408)	5,038,938
Other receivables from financial intermediation	(7,154,066)	(2,310,646)
Receivables from financial leases	12,538	40,169
Deposits
From the financial sector	(4,997)	997
From the non-financial government sector	2,407,358	(789,837)
From the non-financial private sector and foreign residents	(2,638,689)	4,517,607
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(92,017)	(46,753)
Others (except liabilities included under financing activities)	(827,587)	181,449
Collections related to service-charge income	2,156,366	1,582,557
Payments related to service-charge expenses	(664,189)	(519,797)
Administrative expenses paid	(2,730,821)	(1,731,554)
Payment of organization and development costs	(145,801)	(51,491)
Net collections from penalty interest	16,344	19,932
Differences from payments related to court orders	(302)	(569)
Collections of dividends from other companies	193	260
Other collections related to other income and losses	7,527	51,293
Net payments from other operating activities	(948,197)	(291,673)
Payment of income tax	(491,926)	(421,979)
Net cash flows generated in operating activities	1,111,171	11,075,291

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017	03/31/2016
	(Unaudited)	(Unaudited)

Investing activities
Net payments for bank premises and equipment	(71,899)	(67,517)
Net payments for other assets	(209,197)	(165,010)
Net cash flows used in investing activities	(281,096)	(232,527)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(1,766,904)	(62,871)
Central Bank of Argentina
Other	14	(2,647)
International Banks and Institutions	1,646	(69,018)
Financing received from Argentine financial institutions	(1,628)	(1,395)
Payment of dividends		(227,708)
Net cash flows used in financing activities	(1,766,872)	(363,639)

Financial income and holding gains on cash and cash equivalents	350,952	629,969

Net (decrease) / increase in cash	(585,845)	11,109,094

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2017 and December 31, 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 3,490,074 and 2,495,781 (including 140,963 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2017 and December 31, 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 2,948,945 and 1,340,738 (including 348,706 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of March 31, 2017 and December 31, 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,348,660 and 1,580,312 (including 273,346 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of March 31, 2017 and December 31, 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 3,482,340 and 2,450,436 (including 982,806 and 943,683 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of March 31, 2017 and December 31, 2016, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 61,395 and 56,001, respectively.

Also, as of March 31, 2017 and 2016, net income recorded through the method mentioned in the previous paragraph amounted to 15,327 and 9,719, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared on a stand-alone basis, and are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with the accounting standards established by Central Bank of Argentina. See Note 3.5.i.1) for investment in controlled entities.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2017 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the three-month period ended March 31, 2017, are presented comparatively with data for the same period in the prior fiscal year.

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates. In that sense, it should be considered that the INDEC (National Statistics Institute) has been informed since January 2016, the monthly inflation data based on the IPIM (Internal Index Wholesale Prices), but has not assigned specific inflation rate for the month of November and December 2015. As of the date of issuance of these financial statements, the last IPIM informed by the INDEC is for March 2017 and the accumulated inflation rate for the three-year period ended in March 2017 is approximately 76%.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of March 31, 2017 and December 31, 2016, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2017 and December 31, 2016, the present value calculated by the Bank for these securities amounted to 178,817 and 1,578,551, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

As of December 31, 2016, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, as of December 31, 2016, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01, were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2016, the present value reported by the Central Bank for these securities amounted to 726,098.

On January 30, 2017 the total abovementioned holding were cancelled and collected, for an amount of 740,653.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation including repo transactions:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Call option sold: they were valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	03/31/2017	12/31/2016	03/31/2016

Cash	25,916,011	33,011,337	19,016,410
Government and private securities
Holdings booked at market value		71
Instruments issued by the Central Bank	8,313,202	1,803,650	11,000,473
Cash and cash equivalents	34,229,213	34,815,058	30,016,883

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2017 and 2016, the Bank estimated an income tax charge of 1,073,500 and 676,000, respectively; hence, no minimum presumed income tax should be assessed for the three-month periods ended on such dates.

Additionally, as of March 31, 2017, the Bank made income tax prepayments for 2,028,920 for the 2016 fiscal year, which will be applied to the tax amount assessed in the 2016 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from the accounting standards established by Central Bank of Argentina.

The main items with differences in valuation matters as of March 31, 2017 and December 31, 2016 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	03/31/2017	12/31/2016	03/31/2017	03/31/2017	12/31/2016	03/31/2017
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	14,863	3,642	11,221	16,324	5,309	11,015
Instruments issued by the Central Bank and booked at amortized cost	2,744	5,716	(2,972)	2,745	6,580	(3,835)
Guaranteed loans – Presidential Decree No. 1387/01		11,824	(11,824)		11,824	(11,824)
Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(65,972)	(66,716)	744	(65,972)	(66,716)	744
Other	(44,711)	(45,415)	704	(44,711)	(45,415)	704
Interests in other companies (c)	85,528	76,903	8,625
Deferred assets – Income tax (d)	205,557	62,974	142,583	289,623	137,346	152,277
Total	198,009	48,928	149,081	198,009	48,928	149,081

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the period ended March 31, 2016, would have increased by 9,282.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

6.	RECONCILIATION OF AMOUNTS WITH THE ACCOUNTING FRAMEWORK FOR CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014, the BCRA (Central Bank of Argentina) issued Communiqué "A" 5541, which set the general guidelines for convergence to the IFRS issued by the International Accounting Standards Board (IASB), aimed at the preparation of the financial statements issued by the entities under its supervision for the fiscal years beginning on or after January 1, 2018, as well as their interim periods.

Through Communiqué “A” 6114, the BCRA set specific requirements as part of that convergence process, which included defining (i) the provisional exemption from the application of section 5.5 “Impairment” under NIIF 9 “Financial instruments” (items B5.5.1 through B5.5.55) until the BCRA analyzes classification, provision and guarantee standards and proposes a schedule for transition from the current provision model to the model adopted in view of international best practices; and (ii) that, in order to calculate the effective interest rate of assets and liabilities, as required for their measurement, pursuant to IFRS 9, a lump-sum estimate may be performed –provisionally until December 31, 2019– to calculate the effective interest rate over a group of financial assets or liabilities with similar characteristics to those subject to application.

Considering the previous statements, the Bank is currently performing the convergence towards IFRS with the scope defined by BCRA Communiqué “A” 6114, and January 1, 2017, is the transition date according to IFRS 1 “First-time adoption of International Financial Reporting Standards.”

As established by BCRA Communiqué “A” 6206, and based on the requirements set in Communiqué “A” 6114, below is the reconciliation of amounts assessed as per BCRA’s accounting standards with respect to assets, liabilities, equity accounts and income (loss) as of March 31, 2017, and for the three-month period then ended, as well as amounts obtained for those items as a result of applying IFRS.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Banco Macro SA

ACCOUNTS	BCRA	IFRS ADJUSTMENT	IFRS AMOUNT
ASSETS	153,002,672	(2,320,646)	150,682,026
Cash	25,916,011	(563,980)	25,352,031
Government and private securities	20,795,028	(7,419,481)	13,375,547
Loans	86,292,714	(103,816)	86,188,898
Other receivables from financial intermediation	11,056,018	59,784	11,115,802
Receivables from financial leases	384,685		384,685
Investments in other companies	2,864,386	450,670	3,315,056
Other receivables	1,409,549	(49,057)	1,360,492
Bank premises and equipment, net	1,392,939	3,208,787	4,601,726
Other assets	2,146,396	2,097,348	4,243,744
Intangible assets	727,661	(901)	726,760
Items pending allocation	17,285		17,285

LIABILITIES	129,132,729	(6,189,215)	122,943,514
Deposits	104,242,414	(552,220)	103,690,194
Other liabilities from financial intermediation	14,885,782	(7,427,070)	7,458,712
Other liabilities	3,408,339	1,815,225	5,223,564
Provisions	267,790		267,790
Subordinated corporate bonds	6,322,304	(25,150)	6,297,154
Items pending allocation	6,100		6,100

ACCOUNTS	BCRA	FIRST-TIME IFRS ADJUSTMENT (1)	IFRS ADJUSTMENT	IFRS AMOUNT
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	23,869,943	3,622,313	246,256	27,738,512
Capital, contributions and reserves	15,373,393			15,373,393
Other comprehensive income		14,168	(13,825)	343
Unappropriated retained earnings (accumulated losses)	8,496,550	3,608,145	260,081	12,364,776
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST

ACCOUNTS	BCRA	IFRS ADJUSTMENT	IFRS AMOUNT
INCOME FOR THE PERIOD, NET	1,764,045	260,081	2,024,126
Financial income	6,855,275	(2,117)	6,853,158
Financial expense	(2,687,598)	2,423	(2,685,175)
Provision for loan losses	(316,147)		(316,147)
Service-charge income	2,150,678	(956)	2,149,722
Service-charge expense	(667,139)	1,306	(665,833)
Administrative expenses	(2,675,648)	99,603	(2,576,045)
Other	178,124	62,105	240,229
Income tax	(1,073,500)	97,717	(975,783)
OTHER COMPREHENSIVE INCOME			(13,825)
Foreign exchange difference for conversion of financial statements			(22,411)
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			8,586
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			2,010,301

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Including 3,455,309 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and 167,004 for the rest of reconciliation adjustments as of that date.

Banco Macro SA (consolidated)

ACCOUNTS	BCRA	IFRS ADJUSTMENT	IFRS AMOUNT
ASSETS	166,992,326	(3,478,355)	163,513,971
Cash	29,014,735	(635,083)	28,379,652
Government and private securities	23,777,564	(8,598,611)	15,178,953
Loans	94,083,328	(109,468)	93,973,860
Other receivables from financial intermediation	13,716,897	64,219	13,781,116
Receivables from financial leases	378,110		378,110
Investments in other companies	9,331	231,334	240,665
Other receivables	1,530,847	(46,148)	1,484,699
Bank premises and equipment, net	1,504,254	3,523,520	5,027,774
Other assets	2,192,346	2,097,573	4,289,919
Intangible assets	759,022	(5,691)	753,331
Items pending allocation	25,892		25,892

LIABILITIES	143,122,383	(7,572,098)	135,550,285
Deposits	115,182,851	(623,323)	114,559,528
Other liabilities from financial intermediation	17,219,160	(8,607,010)	8,612,150
Other liabilities	3,830,956	1,882,054	5,713,010
Provisions	351,667		351,667
Subordinated corporate bonds	6,322,304	(25,150)	6,297,154
Items pending allocation	16,776		16,776
Minority interest in subsidiaries	198,669	(198,669)

ACCOUNTS	BCRA	FIRST-TIME IFRS ADJUSTMENT (1)	IFRS ADJUSTMENT	IFRS AMOUNT
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	23,869,943	3,622,313	246,256	27,738,512
Capital, contributions and reserves	15,373,393			15,373,393
Other comprehensive income		74,640	(22,750)	51,890
Unappropriated retained earnings (accumulated losses)	8,496,550	3,547,673	269,006	12,313,229
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST		207,968	17,206	225,174

ACCOUNTS	BCRA	IFRS ADJUSTMENT	IFRS AMOUNT
INCOME FOR THE PERIOD, NET	1,764,045	269,006	2,033,051
Financial income	7,600,382	9,030	7,609,412
Financial expense	(2,960,035)	2,423	(2,957,612)
Provision for loan losses	(361,244)		(361,244)
Service-charge income	2,401,304	(668)	2,400,636
Service-charge expense	(734,324)	1,306	(733,018)
Administrative expenses	(2,963,533)	105,713	(2,857,820)
Other	(16,637)	56,109	39,472
Minority interest in subsidiaries	(15,844)	(1,336)	(17,180)
Other income	144,490	62,284	206,774
Other expenses	(145,283)	(4,839)	(150,122)
Income tax	(1,201,868)	95,093	(1,106,775)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

ITEMS (contd.)	BCRA	IFRS ADJUSTMENT	IFRS AMOUNT
OTHER COMPREHENSIVE INCOME			(22,750)
Foreign exchange difference for conversion of financial statements			(22,411)
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			(339)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			2,010,301

Total comprehensive income attributable to:

Total comprehensive income attributable to the controlling interests: 1,993,183

Total comprehensive income attributable to non-controlling interests: 17,118

(1)	Including 3,659,760 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and (37,447) for the rest of reconciliation adjustments as of that date.

The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of these first annual financial statements in accordance with IFRS, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”, or the Bank makes more accurate calculations or adjustments than those performed for the purpose of these reconciliations.

Therefore, the items and figures contained in this reconciliation may only be deemed final when annual financial statements are prepared for the period in which IFRS are applied for the first time, with the scope defined by the BCRA in its Communiqué “A” 6114.

Below is a summary of the main adjustments and reclassifications of the transition to IFRS previously mentioned:

Cash

According to IFRS 9 “Financial instruments”, the checks to be credited and debited and the checks to be collected that are pending payment or collection should be recognized as financial instruments. Under BCRA standards, they are included in memorandum accounts. The contra account of this adjustment is included under Deposits.

Government and private securities

Under IFRS 9 “Financial instruments”, financial assets are classified based on the Bank’s business model to manage financial assets and the characteristics of its contractual cash flows. Based on this classification, the Bank defined the coexistence of three potential business models applicable to the operations and investments of government and private securities:

•	Amortized cost: the purpose is to obtain contractual cash flows of the financial asset.
•	Fair value through other comprehensive income: the purpose is to obtain contractual cash flows of the financial asset and/or income from its sale.
•	Fair value through profit or loss: this is a business model aimed at generating income from the purchase and sale of financial assets.

Adjustments to this item arise mainly when the valuation established for each business model in which holdings were classified differs from the valuation under BCRA rules. In addition, certain instruments were valued under IFRS at amortized cost through the effective interest rate method. Under BCRA rules, these instruments were also valued at amortized cost.

In addition, reverse repurchase agreement transactions were performed, which under BCRA rules, should be recognized as Bank’s assets. Under IFRS, these assets received from third parties do not meet the requirements for recognition.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Loans

The Bank’s loan portfolio was generated from a business model structure that is mainly aimed at obtaining contractual cash flows (formed by principal and interest.) According to IFRS 9 “Financial instruments”, the loan portfolio should be valued at amortized cost using the effective interest rate method, which implies that the fees collected and increasing direct costs related to financing granted must be deferred and recognized throughout the term of the financing.

Under BCRA rules, interest has been accrued according to the compound interest formula in the period in which it was generated and the fees collected and direct costs are recognized at the time that they are generated.

In addition, loan portfolio purchases made by the Bank were valued according to such IFRS, and they are recognized at fair value at inception. Under BCRA rules, these transactions were valued at their contractual value.

Additionally, to prepare book amounts as of the transition date regarding those purchases, the Bank used the voluntary exemption under paragraph D20, IFRS 1 “First-time adoption of International Financial Reporting Standards”, recognizing the costs of related transactions prospectively.

Other receivables from financial intermediation

This item includes debt securities from financial trusts. According to IFRS 9 “Financial instruments” and based on the comments made in “Government and private securities”, the purpose of these holdings is mainly obtaining contractual cash flows, for which they were valued at amortized cost using the effective interest rate method. Under BCRA rules, these instruments were also valued at amortized cost.

According to IFRS 15 “Revenue from Contracts with Customers”, contract assets were included as a result of the commission from adhering to one of the Bank’s customer loyalty programs. In that program, the only performance obligation is to put the Bank’s customer in contact with a well-known airline company. In consideration for that service, the Bank earns a membership commission.

In addition, the contributions to mutual guarantee association risk funds in which the Bank participate do not pass the financial assets individual test; therefore, they are not included in the Bank’s business model and were stated at fair value.

Investments in other companies

The companies in which the Bank has no material control or influence were valued at their best approximation to the fair value through profit or loss pursuant to “IFRS 9 “Financial instruments”. The equity interests in associates were valued according to the equity method under IAS 28 “Investments in Associates and Joint Ventures.” Under BCRA rules, these equity interests were valued at acquisition cost, plus the nominal value of stock dividends received.

The Bank holds interests in joint ventures, which according to IFRS 11 “Joint Arrangements”, are booked using the equity method. Under BCRA rules, the proportionate consolidation method is used.

Bank premises and equipment

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure its real property. This implies that the fair value was used as deemed cost. To determine such fair value, the Bank used valuations for all assets.

In accordance with IAS 16 “Property, plant and equipment”, the Bank chose the “Cost model” for all property, plant and equipment components.

The new deemed cost under IFRS implies an increase in depreciation charged to Administrative expenses under the statement of income.

Other assets

To prepare book amounts as of the transition date, the Bank used the voluntary exemption under paragraph D5, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure certain assets included in this item, such as the work in progress of the future company building. This implies that the fair value was used as deemed cost as of that date. To determine such fair value, the Bank used valuations for all assets. In accordance with IAS 40 “Investment property”, the Bank chose the “Cost model” to measure the assets falling thereunder.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The new deemed cost under IFRS implies an increase in depreciation charged to other expense under the statement of income.

The Bank has held-for-sale fixed assets that are subject to IFRS “Non-current Assets Held for Sale and Discontinued Operations”.

The assets included in the abovementioned classification were stated at their carrying amount or fair value, whichever lower, less costs of sales, and they are not amortized to the extent that they meet this condition.

Under BCRA rules, they were valued at acquisition or addition cost, less related accumulated depreciation and amortization, calculated proportionately to the estimated months of useful life.

According to IAS 23 “Borrowing Costs”, the financing costs attributable to the construction of the new company building were capitalized in this item.

Intangible assets

According to IAS 38 “Intangible assets”, an intangible asset is an identifiable non-monetary asset without physical substance. They are measured at cost. Under BCRA rules, the Bank capitalized certain software costs and other organization expenses, which according to such IAS, should be recognized as expenses for the period.

Other liabilities from financial intermediation

According to IFRS 15 “Revenue from Contracts with Customers”, contract liabilities were included, as to which the Bank should recognize revenues from ordinary activities representing the transfer of assets or services committed with customers in exchange for an amount showing the consideration at which the Bank expects to have a right to exchange those assets or services.

The commissions charged by the Bank in which there is a time difference between their collection and the service provision are deferred and recognized throughout the time of the transaction.

Other liabilities

According to IAS 19 “Employee Benefits”, vacations are deemed irrevocable accumulated absences subject to compensation to be measured at the expected cost of those absences, based on the amounts expected to be paid for them in view of the days accumulated in favor of the employees and not enjoyed at the end of the reporting period. In the Bank’s financial statements currently prepared under BCRA rules, vacation charges are booked at the time staff use them, i.e. upon their payment.

Deferred tax liabilities is included as well, which according to IAS 12 “Income tax”, should book (i) the portion of the current tax expected to be paid or recovered, and (ii) the deferred tax is the tax expected to be settled or recovered from income tax for accumulated NOLs and temporary differences arising from the tax bases of assets and liabilities and their carrying amounts. Under BCRA rules, the Bank assesses income tax by applying the effective rate to the estimated taxable income disregarding the effect of differences between book and taxable income.

Subordinated corporate bonds

According to IFRS 9 “Financial instruments”, the subordinated corporate bond issued by the Bank was valued at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under BCRA rules, they were valued at the amount due for principal and interest accrued.

Foreign currency translation

According to IAS 21“The effects of changes in foreign exchange rates”, foreign currency translation differences were recognized and reclassified, which arise from the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards”, and did not recognize the translation differences accumulated at the beginning of the transition date.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

03/31/2017	12/31/2016

7.1.	Loans - Other

Other loans	8,277,209	7,531,496
Export financing and prefinancing	3,367,200	2,846,002
	11,644,409	10,377,498

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts (See Note 16.)	793,839	719,918
Certificates of participation in financial trusts (a)	223,832	224,043
Other	32	746
	1,017,703	944,707

(a)	As of March 31, 2017 and December 31, 2016 the Bank booked an allowance for impairment for 223,832 and 224,043, respectively.

7.3.	Other receivables – Other

Sundry receivables	771,562	575,585
Security deposits	372,280	358,578
Advanced prepayments	206,451	182,697
Other	63,358	65,898
	1,413,651	1,182,758

7.4.	Deposits - Nonfinancial government sector

Time deposits	4,143,433	2,374,739
Checking accounts	3,878,335	2,890,080
Savings accounts	321,153	522,100
Investment accounts	71,165	58,748
Accrued interest, adjustments and foreign exchange differences payable	57,651	29,740
Other	60,147	89,456
	8,531,884	5,964,863

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Tax amnesty	5,499,357	5,878,001
Expired time deposits	1,391,175	1,195,105
Attachments	457,850	416,685
Unemployment fund for workers of the construction industry	383,769	346,326
Other	76,311	82,209
	7,808,462	7,918,326

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	2,706,677	3,012,145
Miscellaneous not subject to minimum cash requirements	900,649	916,156
Other withholdings and additional withholdings	847,224	920,134
Collections and other transactions on account and behalf of others	738,427	582,574
Other payment orders pending settlement	543,888	598,398
Miscellaneous subject to minimum cash requirements	400,300	331,700
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	98,082	98,082
Retirement pension payment orders pending settlement	81,247	101,947
Other	317,870	212,474
	6,634,364	6,773,610

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2017	12/31/2016

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	2,724,819	2,136,271
Salaries and payroll taxes payable	422,576	477,977
Miscellaneous payables	140,027	247,512
Withholdings on salaries	81,249	88,542
Prepayment for the sale of assets	11,876	2,842
	3,380,547	2,953,144

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	58,323,935	41,094,883
Checks and securities not yet collected	6,357,313	6,948,439
Checks and securities to be debited	1,495,894	1,350,161
Managed portfolios (see Note 13.)	1,155,118	1,175,510
Checks and securities to be collected	302,786	418,693
	67,635,046	50,987,686

03/31/2017	03/31/2016

7.9.	Financial income – Interest on other loans

Personal loans	2,595,196	1,948,085
Other	462,222	476,174
	3,057,418	2,424,259

7.10.	Financial income – Net income from government and private securities

Government and private securities	735,206	842,761
Financial trusts	46,875	25,570
Other	7,030	40,177
	789,111	908,508

7.11.	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	405,469	39,796
Interests on loans for export prefinancing and financing	23,871	21,953
Forward foreign-currency transactions offset	1,079	48,602
	430,419	110,351

7.12.	Financial expense – Other

Turnover tax and municipal assessments	562,183	433,694
Premiums on repurchase agreements with the financial sector	19,234	2,181
	581,417	435,875

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2017	03/31/2016

7.13.	Service-charge income - Other

Debit and credit card income	644,043	436,596
Rental of safe deposit boxes	36,284	25,887
Service commissions – Joint ventures (see Note 2.5.)	32,189	24,969
Other	55,763	76,525
	768,279	563,977

7.14.	Service-charge expense – Other

Debit and credit card expenses	349,467	269,155
Turnover tax and municipal assessments	117,355	84,594
Commissions paid to agents for marketed bank products	24,690	66,461
Other	37,668	3,642
	529,180	423,852

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	110,539	89,095
Security services	110,187	83,095
Electric power and communications	72,365	59,809
Leases	47,785	41,884
Insurance	8,823	6,571
Stationery and office supplies	8,799	7,644
	358,498	288,098

7.16.	Other income – Other

Other adjustments and interest on other receivables	9,689	52,498
Services provided to Banco del Tucumán SA	6,354	4,194
Gain on sale of bank premises and equipment, and other assets	670	1,240
Other	19,137	10,731
	35,850	68,663

7.17.	Other expense – Other

Donations	18,933	15,991
Turnover tax	3,059	4,099
Interest and adjustments tax	79	7,848
Other	45,942	11,007
	68,013	38,945

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of March 31, 2017 and December 31, 2016 the following Bank’s assets are restricted:

Item	03/31/2017	12/31/2016

Government and private securities

• Discount bonds in pesos regulated by Argentinean legislation, used as security in favor of Sedesa (1).	122,099
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	37,925	36,015
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	25,031	23,770
• Secured bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	19,206	23,600
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	12,515	11,885
• Discount bonds in pesos regulated by Argentinean legislation maturing 2033 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,136	12,036
• Central Bank of Argentina Internal Bills in pesos, maturing 05/17/2017 and 02/08/2017 and 01/06/2016, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE, respectively.	8,756	2,095
• Discount bonds regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency trading transactions.	959	1,286
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of Sedesa (1).		99,886
• Other government and private securities.	1,617	1,524
Subtotal government and private securities.	240,244	212,097

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities,	1,901,449	1,902,862
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 60,000 made on December 28, 2016.	60,000	60,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 20,000 made on December 28, 2016.	20,000	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015.	6,833	7,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.

Subtotal other receivables from financial intermediation	1,998,282	1,999,862

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	03/31/2017	12/31/2016

Other receivables
• Security deposits related to credit card transactions.	365,518	352,373
• Security deposits related to transactions of forward transactions offset.	2,500	2,500
• Sundry receivables - attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	4,262	3,705
Subtotal other receivables.	373,107	359,405

Other assets
• Building related to a call option sold (see Note 12.(b)).	101,311	101,749
Subtotal other assets	101,311	101,749

Total	2,712,944	2,673,113

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3, to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2017	12/31/2016

ASSETS
Cash		10,936			10,936	11,269
Loans				319,570	319,570	886,718
Other receivables from financial intermediation						51,565
Receivables from financial lease			7,587	1,067	8,654	9,025
Other receivables	1,260				1,260
Items pending allocation	34				34	47
Total assets	1,294	10,936	7,587	320,637	340,454	958,624

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2017	12/31/2016
LIABILITIES
Deposits		17	73,897	693,582	767,496	1,747,390
Other liabilities from financial intermediation				576	576	137,639
Other liabilities		195		9	204	340
Subordinated Corporate Bonds				124,783	124,783	213,681
Total liabilities		212	73,897	818,950	893,059	2,099,050
MEMORANDUM ACCOUNTS
Credit-balance accounts – Contingent			885	59,325	60,210	23,986

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2017	03/31/2016
INCOME (EXPENSE)
Financial income			515	2,797	3,312	9,696
Financial expense	(513)	(211)		(4,007)	(4,731)	(13,984)
Service-charge income	3		293	914	1,210	840
Service-charge expense				(4,921)	(4,921)	(2,056)
Administrative expenses	(12)			(3,198)	(3,210)	(1,000)
Other income	6,741				6,741	4,512
Total (loss) / income	6,219	(211)	808	(8,415)	(1,599)	(1,992)

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. In addition, part of the income (loss) reported are generated by forward transactions without delivery of the underlying assets of foreign currency trading transactions, that according to the regular Bank´s transactions are offset with the contra transactions.

In addition, as of March 31, 2017 and December 31, 2016, there are other transactions with related parties due to work in process over buildings, for an amount of 38,451 and 29,378, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2017, amounted to 584,563. Since December 31, 2013, the Bank’s capital stock has changed as follows:

As of December 31, 2013	594,563
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)
As of March 31, 2017	584,563

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

In addition, the Regular and Special Shareholder´s Meeting held on April 28, 2017 decided, among other issues, to approve a capital stock increase up to 74,000 Class B ordinary shares, delegating the instrumentation to the Board of Directors. As of the date of issuance of these financial statements, shares have not been issued. Additionally, the abovementioned shareholder´s Meeting authorized to the Board of Directors, if necessary, to resolve an additional capital increase up to 15% of shares if the authorized issuance resulted oversubscribed, pursuant to Article No. 62 of Capital Market Law No. 26831.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 03/31/2017		03/31/2017	12/31/2016
Non-subordinated – Class 2	USD	150,000,000	(a.1)				1,746,108
Subordinated Resettable – Class A	USD	400,000,000	(a.2)	USD	400,000,000	6,322,304	6,407,840
Total						6,322,304	8,153,948

a.1)	On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest was paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank had the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans and were cancelled at maturity. On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

a.2)	Additionally, on April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank has the intention to use the funds derived from such issuance to refinance certain outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital.

In addition, on May 8, 2017, under the abovementioned Global Program, Banco Macro SA issued simple corporate bonds not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest will be paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of March 31, 2017 and December 31, 2016 are as follows:

Transaction	03/31/2017	12/31/2016
Net position of repurchase agreements	(7,397,613)	1,181,659
Net position of forward transactions of foreign currency without delivery of the underlying asset (a)	15,620	(56,872)
Position of call options sold (b)	(173,380)	(167,721)

Net income (loss) resulting from these transactions for fiscal years ended March 31, 2017 and 2016, amount to income / (loss):

Transaction	03/31/2017	03/31/2016
Premiums on reverse repurchase agreements	405,469	39,796
Premiums on repurchase agreements	(19,234)	(2,181)
Forward foreign-currency transactions offset	1,079	48,602
Total	387,314	86,217

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basis points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has notified its intention to acquire the building according to the terms and conditions of the option, still pending the transaction instrumentation.

13.	PORTFOLIO MANAGEMENT

As of March 31, 2017 and December 31, 2016, the Bank manages the following portfolios:

	Managed portfolio as of
Item	03/31/2017	12/31/2016
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	13,976	13,976
• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	39,917	39,917
• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,137	55,207
• On November 22, 2012 and 2013, November 26, 2014, November 30, 2015 and November 30, 2016, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	758,511	777,429
• Other portfolios managed by the Bank.	287,577	288,981
Total	1,155,118	1,175,510

14.	MUTUAL FUNDS

As of March 31, 2017, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Share of interest	Equity	Assets (1)
Pionero Pesos	649,484,459	1,973,770	1,504,788
Pionero Renta Ahorro	2,813,798,149	15,630,299	15,928,115
Pionero F F	55,463,437	251,553	253,184
Pionero Renta	67,821,725	857,974	893,304
Pionero Acciones	6,990,133	100,999	105,238
Pionero Renta Plus	6,027	28
Pionero Empresas FCI Abierto PYMES	147,893,711	306,582	305,150
Pionero Pesos Plus	78,677	157	88
Pionero Renta Ahorro Plus	510,362,142	669,114	670,389
Pionero Renta Mixta I	75,613	100

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Fund (cont)	Share of interest	Equity	Assets (1)
Pionero Renta Mixta II	239,016,260	265,342	265,209
Pionero Ahorro Dólares	63,146,143	987,437	1,010,966
Pionero Renta Global – Clase B	50,000	769
Pionero Renta Fija Dólares	2,266,995	35,022	27,083
Argenfunds Renta Pesos	353,224,923	662,498	657,030
Argenfunds Renta Argentina	55,640,324	100,142	89,334
Argenfunds Ahorro Pesos	583,351,761	1,686,873	1,700,818
Argenfunds Renta Privada FCI	206,424,366	526,531	630,692
Argenfunds Abierto Pymes	52,518,226	35,146	35,091
Argenfunds Renta Total	6,516,558	6,821	6,828
Argenfunds Renta Flexible	190,221,774	211,413	211,753
Argenfunds Renta Dinámica	1,000,000	1,095	933
Argenfunds Renta Mixta	398,218	423	385
Argenfunds Renta Global	89,464,882	95,843	95,677
Argenfunds Renta Balanceada	398,200	423	385

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3440% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11491 of March 1, 2017.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom, PvCred, Secubono, Mila, Credicuotas Consumo, and Credimas). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 113,285 and 58,633, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 294,558 and 451,569, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 1,168,330 and 1,396,421, respectively.

Additionally, Note 7,3, to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 31,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación Agustín Tosco Colectora Sur, between Puente San Carlos and Puente 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta Nacional 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for March 2017 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2017
Cash
Amounts in Central Bank accounts	18,940,016
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,901,449
Total	20,841,465

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for March 2017, along with its computable capital as of the end of that month:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	03/31/2017
Minimum capital requirement	9,448,381
Computable capital	26,785,051
Excess amount	17,336,670

19.	SUMMARY JUDGEMENTS AND PENALTIES APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of March 31, 2017 is disclosed below:

19.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infringement of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: On 05/31/2011 the Bank filed its defense, offering evidence and requesting an acquittal. On 08/03/2011 and 08/05/2011, defense brief were filed on behalf of the natural persons subject to summary proceedings, in line with the filing made by Banco Macro. The Central Bank ordered that the proceeding be filed with the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which and they are being heard under No. FCB (federal Córdoba Justice) 3612/2014. In December 2016, the Bank made a voluntary filing requesting to be acquitted since on the grounds that the criminal action has become statute-barred. As of the date, this filing is pending resolution.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infringement of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: On 02/28/2014, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. The Central Bank ordered that the proceedings be filed with a criminal court and, therefore, they were presented to the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015. On 06/02/2016 the legal protection was appealed, argumenting the legitimacy of Central Bank Communiqué “A” 5899 and the modifications produced through the use of these rules in the treatment of financial debts. On 10/20/2016 was decided, based on retroactivity of the most benign criminal legislation, to dismiss Banco Macro SA, Susana Lerman, Jose Luis Vejo, Jorge Francisco Scarinci and Horacio Javier Sistac. As of the date, this summary is ended.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infringement of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. On 04/07/2016, the Bank filed its defense and offered evidence. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

19.2.	Penalties imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infringement of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original penalty amount: 2,625, current penalty amount: 1,400

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. On 10/06/2015, the expiration of this extraordinary request was requested, based on the lack of procedural initiative by the Central Bank; in the alternative, notice of the extraordinary appeal filed was answered. On 10/26/2016, notice was served regarding the request made to the Central Bank. On 11/24/2015, Courtroom IV declared the nullity of the extraordinary instance, with charges due to the Central Bank. On 10/05/2016 the Central Bank refunded the excess related to the original penalty with a deposit on the Bank´s account 00285 in Central Bank. The amount totaled 1,575. On 10/05/2016, a file was presented to Central Bank, challenging the settlement made.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; infringement to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and infringement according to Central Bank requirements. Penalty amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct appeal. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 05/10/2016 the Courtroom II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Courtroom II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a complaint appeal was filed which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 07/13/2016 the Courtroom IV of CNACAF sustained the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Courtroom IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated the complaint appeal to CSJN, which is pending resolution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

19.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Courtroom III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. As a consequence and pursuant to the abovementioned, the Courtroom III decided to partially sustained the appeals and annulled the penalty imposed, ordering the UIF to readjust the penalties. Charges are distributed to each part. Such sentence was appealed by the Bank and UIF with a federal extraordinary appeal and as of the date, such appeals are pending resolution. The Court partially sustained the direct appeal filed by the Bank, and as of the date a federal extraordinary appeal filed by the Bank and UIF is in due legal process and pending resolution.

File: No. 62/2009 (extension) dated 06/09/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Penalty amount: 538.

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 2,136

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the penalty imposed via a direct appeal and which is being heard under CNACAF No.16,411/14. On 09/16/2016 the mentioned Courtroom decided (i) to annul UIF resolution No. 110/2014 and (ii) to declare extinguished UIF´s sanctioning authority over these acts. Against such resolution, the UIF filed a federal extraordinary appeal. On 10/20/2016 the Bank replied the extraordinary appeal which was granted on 11/17/2016. As of the date, is in process to CSJN.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 822.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. On 09/04/2016, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision. As of the date, the file is waiting for the corresponding sentence.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 802.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 688.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fines. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 843.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Penalty amount: 376.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/07/2016, the fines imposed by the UIF were revoked, based on that they have become statute-barried. Against such resolution, UIF filed an extraordinary appeal, which was denied through a resolution dated on 07/12/2016. On 08/04/2016, UIF filed a complaint appeal to CSJN. As of the date, the file is in process in CSJN, to resolve the complaint appeal filed by UIF.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Penalty amount: 1,857.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, imposing a fine on the persons subject to the summary proceedings. On 12/29/2016, the Bank was notified about the Resolution, which allowed bringing a direct appeal before the CNACAF by 03/15/2017. Such resolution, notified to the Bank on 12/19/2016, also sustained the lack of passive legitimations of Mr. Carballo and Mr. Magnanini. On 01/30/2017, the fine was paid. On 03/13/2017, a direct remedy was filed against such resolution, which has been lodging of the Courtroom III of CNACAF, under “Banco Macro SA and other against UIF – Criminal Code – law 25246 – Decree. 290/07 art. 25” (file Nº 13500/2017). As of the date, the file is pending resolution.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Although, penalties do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 8,780, which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are under discussion other claims and appeals filed with the Tax Court.

20.1.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank. The file is in the CSJN, pending resolution.

Additionally, there are other claims filed by consumers’ associations against the Bank, related to collection of certain financial fees and certain withholdings made by the Bank to individuals as a withholding Agent, related to stamp tax imposed by the City of Buenos Aires.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political matters and the economic level growth, among other issues. Besides, at a local level, although it cannot be confirmed as a definitive trend, volatility of government and private securities, interest rates and exchange rate have decreased. In addition, there is an increase in prices of other relevant variables, such as salary cost and the prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

Finally, the proposed earning distribution will be affected if it is not maintained a required margin of capital, which for companies like Banco Macro SA, considered systematically important, is equal to 3.5% of risk-weighted assets is kept. This is apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

d)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

In addition, the Regular and Special Shareholders´ Meeting held on April 28, 2017, among other issues, decided as follows:

-	Apply 1,308,460 out of “Unappropriated retained earnings” to set the legal reserve related to 20% of income for the year ended December 31, 2016, according to Central Bank standards.

-	Distribute cash dividends up to the amount of 701,476. Such distribution is pending approval by Central Bank.

-	Apply 5,371,582 out of “Unappropiated retained earnings” to set an optional reserve for future distributions of earnings, according to Central Bank Communiqué “A” 5273.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the Central Bank of Argentina. The accounting standards established by the BCRA and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.) may not conform with accounting principles generally accepted in other countries.

For a description and quantification of the significant differences between Central Bank rules and US GAAP as of December 31, 2016, see Note 35. to the financial statements included in our Form 20-F as of such date and filed with the SEC on April 24th, 2017.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017		12/31/2016	03/31/2017
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,454,540	1,420,912	1,438,073		1,438,073
Federal government bonds in US dollars at 7% - Maturity: 2017		161,218	5,791	129,632		129,632
Consolidation bonds in pesos - 8° Serie		114,640	214,653	117,850		117,850
Discount bonds denominated in US dollars 2033 (regulated by Argentinean legislation)		66,472		1		1
Federal government bonds in pesos at variable rate 2017		51,650	54,281	51,650		51,650
International bonds of Argentine Republic in US dollars 6.875% - Maturity: 04-22-2021		31,543
Federal government treasury bonds in pesos adjustment by CER - Maturity 07-22-2021		24,215	7,394	32,530		32,530
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%		19,483	28,057	18,460		18,460
Federal government bonds in US dollars at 8.75% 2024		15,820		15,808		15,808
Federal government bonds in US dollars at 0.75% Maturity 09-21-2017		11,811	2,466	11,811		11,811
Other		35,675	206,542	53,189		53,189

Subtotal holdings booked at market value		1,987,067	1,940,096	1,869,004		1,869,004

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 250 basis point 2019	115,516	105,425	106,508	116,180		116,180
Province of Neuquén guarantee Treasury Bills Class I Series I in pesos - Maturity: 02-23-2021	29,160	25,728		29,160		29,160
Province of Neuquén Treasury Bills Class 2 Series II in pesos - Maturity: 06-06-2018	27,058	25,512	145,006	27,058		27,058
Treasury Bills in USD - Maturity: 07-03-2017	7,083	6,903	7,112	7,083		7,083
Treasury Bills in US dollars - Maturity: 03-20-2017			787,649
Province of Buenos Aires Debt securities Series 1, Class 2 - Maturity 12-06-2019			338,086
Province of Río Negro Treasury Bills Class 1 Series VI in pesos - Maturity: 03-15-2017			95,439
Province of Neuquén Treasury Bills in pesos - Maturity: 09-09-2020			71,202
Municipality of City of Córdoba Treasury Bills Series XXIII - Maturity: 03-30-2017			9,880
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017			7,399
Other			1,057

Subtotal Holdings booked at amortized cost		163,568	1,569,338	179,481		179,481

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017		12/31/2016	03/31/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-19-2017		7,129,630		6,881,258		6,881,258
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-17-2017		3,342,756		3,342,666		3,342,666
Central Bank of Argentina Bills in pesos – Maturity: 01-18-2017			424,639
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-15-2017			371,992
Central Bank of Argentina Bills in pesos – Maturity: 01-25-2017			147,233
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		10,472,386	943,864	10,223,924		10,223,924

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-20-2017		7,333,960
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-19-2017		95,504
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			19,335
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		7,429,464	19,335

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-21-2017		571,478		571,478		571,478
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-16-2017		171,065		194,182		194,182
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017			5,290,967
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-15-2017			2,525,348
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2017			1,749,356
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-25-2017			1,203,357
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-11-2017			1,115,684
Central Bank of Argentina Bills in pesos – Maturity: 01-11-2017			309,457
Central Bank of Argentina Bills in pesos – Maturity: 04-01-2017			249,520
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-22-2017			186,633
Other			161,755

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		742,543	12,792,077	765,660		765,660

Total Instruments issued by the Central Bank of Argentina		18,644,393	13,755,276	10,989,584		10,989,584
Total Government securities		20,795,028	17,264,710	13,038,069		13,038,069

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017		12/31/2016	03/31/2017
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Siderar S.A.I.C.			106,938
Petrolera Pampa S.A.			90,261
Aluar Aluminio Argentino			78,791
YPF S.A.			25,190
Molinos Rio de la Plata S.A.			18,289
Subtotal Capital Instruments			319,469
Total Investments in listed private securities			319,469
Total government and private Securities		20,795,028	17,584,179	13,038,069		13,038,069

(1) The position without options as of March 31, 2017, results from the following disclosure:
Holdings: book balance, market value or present value, wherever applicable		20,810,277
Plus: Spot and forward purchases pending settlement		89,155
Less: Spot and forward sales pending settlement		7,861,363
		13,038,069

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016

COMMERCIAL

In normal situation	35,587,999	34,128,374
With Senior “A” guarantees and counter-guarantees	2,836,130	2,538,782
With Senior “B” guarantees and counter-guarantees	5,503,275	5,119,268
Without Senior guarantees or counter-guarantees	27,248,594	26,470,324

Subject to special monitoring	31,875	27,887
In observation
With Senior “A” guarantees and counter-guarantees	269
With Senior “B” guarantees and counter-guarantees	18,975	18,875
Without Senior guarantees or counter-guarantees	12,631	9,012

Troubled	166,859	50,039
With Senior “A” guarantees and counter-guarantees	7,896
With Senior “B” guarantees and counter-guarantees	151,157	50,039
Without Senior guarantees or counter-guarantees	7,806

With high risk of insolvency	145,819	137,431
With Senior “A” guarantees and counter-guarantees	27,153	1,882
With Senior “B” guarantees and counter-guarantees	58,819	61,374
Without Senior guarantees or counter-guarantees	59,847	74,175

Irrecoverable	6	4
Without Senior guarantees or counter-guarantees	6	4

Subtotal Commercial	35,932,558	34,343,735

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016

CONSUMER

Performing	52,024,079	48,698,468
With Senior “A” guarantees and counter-guarantees	1,386,955	767,733
With Senior “B” guarantees and counter-guarantees	2,619,890	2,483,434
Without Senior guarantees or counter-guarantees	48,017,234	45,447,301

Low risk	646,178	502,812
With Senior “A” guarantees and counter-guarantees	5,150	1,486
With Senior “B” guarantees and counter-guarantees	23,753	20,622
Without Senior guarantees or counter-guarantees	617,275	480,704

Medium risk	433,512	390,339
With Senior “A” guarantees and counter-guarantees	270	3,188
With Senior “B” guarantees and counter-guarantees	16,903	7,634
Without Senior guarantees or counter-guarantees	416,339	379,517

High risk	312,365	268,927
With Senior “A” guarantees and counter-guarantees	533	2,099
With Senior “B” guarantees and counter-guarantees	14,522	20,284
Without Senior guarantees or counter-guarantees	297,310	246,544

Irrecoverable	128,620	87,190
With Senior “B” guarantees and counter-guarantees	21,459	16,642
Without Senior guarantees or counter-guarantees	107,161	70,548

Irrecoverable according to Central Bank's rules	291	210
Without Senior guarantees or counter-guarantees	291	210

Subtotal Consumer	53,545,045	49,947,946
Total	89,477,603	84,291,681

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	7,558,581	8.45	6,353,953	7.54
50 next largest customers	8,839,143	9.88	8,920,400	10.58
100 next largest customers	5,725,227	6.40	5,525,254	6.55
Other customers	67,354,652	75.27	63,492,074	75.33

Total	89,477,603	100.00	84,291,681	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	55	61,418	23,260	25,669	96,006	181,888	145,686	533,982

Financial sector		363,604	440,782	289,053	496,525	239,016	179,784	2,008,764

Non-financial private sector and foreign residents	667,137	28,883,370	11,130,964	7,573,456	9,403,686	10,683,833	18,592,411	86,934,857

Total	667,192	29,308,392	11,595,006	7,888,178	9,996,217	11,104,737	18,917,881	89,477,603

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2017					12/31/2016	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,769,939	1,628,973	Financial institution	03-31-17	43,960	1,968,086	156,747
Macro Securities SA	Common	1	1	12,776,680	293,940	236,971	Brokerage house	03-31-17	12,886	289,295	53,514
Macro Fiducia SA	Common	1	1	6,475,143	20,427	19,122	Services	03-31-17	6,567	17,960	643
Macro Fondos SGFCISA	Common	1	1	327,183	34,170	25,319	Mutual funds management	03-31-17	1,713	172,058	42,338
Foreign
Macro Bank Limited	Common	1	1	39,816,899	738,767	769,016	Financial institution	03-31-17	86,501	738,767	(30,249)
Subtotal subsidiaries					2,857,243	2,679,401

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-15	7,200	6,047	234
Prisma Medio de Pagos	Common	1	1	1,141,503	3,554	3,554	Business services	12-31-16	15,000	860,439	664,691
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-15	1,000	15,726	11,852
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-16	242	240,433	144,723
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-16	10,250	326,912	197,715
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-16	21,519	4,567,006	99,279
Foreign
Banco Latinoamericano de Exportaciones SA	Common	1	1	7,303	1,212	1,249	Financial institution	12-31-16	4,437,739	16,029,529	1,379,681
Subtotal non-subsidiaries					5,669	5,706

Total in financial institutions, supplementary and authorized activities					2,862,912	2,685,107

In other companies

- Non-subsidiaries
Local
Other					1,527	1,941
Foreign
SWIFT SA	Common	1	1	5	76	78	Services	12-31-15	194,674	5,479,148	275,429
Total in other companies					1,603	2,019

Total (1)					2,864,515	2,687,126

(1)	As of March 31, 2017 and December 31, 2016 the Bank booked allowances for impairment in value amounting to 129 and 579, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Net book value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	Net book value at end of the period

Bank premises and equipment
Buildings	760,661	16,244	13,203		50	8,658	781,450
Furniture and facilities	210,057	17,671	17		10	7,840	219,905
Machinery and equipment	355,058	43,795	(17)		5	33,843	364,993
Vehicles	26,063	4,603		813	5	3,262	26,591

Total	1,351,839	82,313	13,203	813		53,603	1,392,939

Other assets
Works in progress	1,210,316	212,277	(7,579)				1,415,014
Works of art	1,162						1,162
Prepayments for the purchase of assets	163,581						163,581
Foreclosed assets	108,218	10,403			50	450	118,171
Stationery and office supplies	32,242			3,080			29,162
Other assets	425,803		(5,624)		50	873	419,306

Total	1,941,322	222,680	(13,203)	3,080		1,323	2,146,396

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

				Amortization for the period
Item	Net book value at beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	Net book value at end of the period

Goodwill (a)	20,609			10	1,405	19,204

Organization and development costs (b)	615,760	145,801		5	53,104	708,457

Total	636,369	145,801			54,509	727,661

(a)	As of December 31, 2016 it related to the difference between the total price of the transaction and the equity method of Banco Privado de Inversiones SA acquisition.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	7,627,867	7.32	6,187,859	6.04
50 next largest customers	4,936,154	4.74	6,415,928	6.26
100 next largest customers	3,550,460	3.41	3,954,135	3.86
Other customers	88,127,933	84.53	85,939,024	83.84

Total	104,242,414	100.00	102,496,946	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	86,935,531	15,599,952	1,339,598	357,544	7,885	1,904	104,242,414

Other liabilities from financial intermediation

Central Bank of Argentina	8,014	106			105		8,225
International Banks and Institutions	66,220	22,834	43,969				133,023
Financing received from Argentine financial institutions	2,141	6,978	6,189	13,237	5,045	15,699	49,289
Other	6,123,918	308,521	71,234	5,582	7,641	117,468	6,634,364

	6,200,293	338,439	121,392	18,819	12,791	133,167	6,824,901

Subordinated corporate bonds		169,584				6,152,720	6,322,304

Total	93,135,824	16,107,975	1,460,990	376,363	20,676	6,287,791	117,389,619

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at		Decreases		Balances at
Breakdown	beginning of fiscal year	Increases (1)	Charge off	Reversals	end of the period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,654,084	336,024	143,480	7,063	1,839,565
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,496	1,069	1,826	933	229,806
Receivables from financial leases
For uncollectibility risk	3,993	229		41	4,181
Investments in other companies
For impairment in value	579			450	129
Other receivables
For uncollectibility risk	4,148		46		4,102

Total allowances	1,894,300	337,322	145,352	8,487	2,077,783

PROVISIONS
Contingent commitments	208,222	65,415	14,627		259,010
Difference from court deposits dollarization	34,034			34,034
Administrative, disciplinary and criminal sanctions	9,110		330		8,780

Total Provisions	251,366	65,415	14,957	34,034	267,790

(1)	See Notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)

		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1)	See Note 10.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2017							12/31/2016
	Total Parent	Total per currency
Items	company and local branches	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total
ASSETS
Cash	14,545,299	14,456,303	2,181	2,339	1,077	58,114	25,285	20,074,325
Government and private securities	317,339	317,339						807,701
Loans	11,478,513	11,478,513						10,157,362
Other receivables from financial intermediation	248,322	240,068			690	7,564		345,150
Receivables from financial leases	1,407	1,407
Investments in other companies	740,055	740,055						770,343
Other receivables	398,824	398,824						329,204
Items pending allocation	7,879	7,879						3,288

Total	27,737,638	27,640,388	2,181	2,339	1,767	65,678	25,285	32,487,373

LIABILITIES
Deposits	19,912,968	19,912,968						21,793,774
Other liabilities from financial intermediation	1,148,124	1,107,723	266	197	140	39,696	102	2,799,493
Subordinated corporate bonds	6,322,304	6,322,304						6,407,840
Items pending allocation	87	87						61

Total	27,383,483	27,343,082	266	197	140	39,696	102	31,001,168

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	5,340,167	5,340,135				32		5,163,340
Control	8,410,408	8,401,051	145		1,730	7,335	147	4,078,621

CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	509,947	493,593				16,354		518,256
Control	9,848	9,848						6,499

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	In normal situation	Irrecoverable	03/31/2017	12/31/2016

Loans
Overdrafts	12,389		12,389	7,459
Without Senior guarantees or counter-guarantees	12,389		12,389	7,459
Documents	37,300		37,300	99,347
With Senior “A” guarantees and counter-guarantees	5,399		5,399	7,263
Without Senior guarantees or counter-guarantees	31,901		31,901	92,084
Mortgage and pledge	5,301	198	5,499	5,579
With Senior “B” guarantees and counter-guarantees	5,162	198	5,360	5,431
Without Senior guarantees or counter-guarantees	139		139	148
Personal	146		146	1,083
Without Senior guarantees or counter-guarantees	146		146	1,083
Credit cards	21,530		21,530	22,996
Without Senior guarantees or counter-guarantees	21,530		21,530	22,996
Other	228,263		228,263	161,571
Without Senior guarantees or counter-guarantees	228,263		228,263	161,571

Total loans	304,929	198	305,127	298,035

Receivables from financial leases and other	8,664		8,664	9,035

Contingent Commitments	60,210		60,210	23,986

Investments in other companies	2,857,268		2,857,268	2,679,877

Total	3,231,071	198	3,231,269	3,010,933

Provisions	3,136	99	3,235	3,632

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		7,462,889

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	5	3	1	211,913

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	24	1		173,380

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	8	5	30	102,573

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)
ASSETS

A.	CASH
	Cash on hand	5,993,376	4,955,294
	Due from banks and correspondents
	Central Bank of Argentina	20,456,820	28,482,100
	Local Other	110,714	79,473
	Foreign	2,452,863	2,571,298
	Other	962	991
		29,014,735	36,089,156

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	3,306,099	2,810,838
	Holdings booked at amortized cost	229,730	1,570,708
	Instruments issued by the Central Bank of Argentina	20,241,735	15,145,254
	Investments in listed private securities		319,469
		23,777,564	19,846,269

C.	LOANS
	To the non-financial government sector	479,968	1,532,532
	To the financial sector
	Interfinancing - (granted call)	115,000	5,000
	Other financing to Argentine financial institutions	1,701,362	1,659,738
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	73,776	65,882
	To the non-financial private sector and foreign residents
	Overdrafts	10,264,734	8,837,695
	Documents	10,679,452	11,198,902
	Mortgage loans	4,498,216	4,158,608
	Pledge loans	2,471,452	2,285,050
	Personal loans	33,364,962	29,784,759
	Credit cards	19,526,124	18,851,619
	Other	11,739,196	10,465,842
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,540,611	1,317,912
	less: Unearned discount	(327,453)	(360,027)
	less: Allowances (Note 4.)	(2,044,072)	(1,830,505)
		94,083,328	87,973,007

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,101,591	2,093,960
	Amounts receivable from spot and forward sales pending settlement	9,931,679	297,107
	Securities and foreign currency receivables from spot and forward purchases pending settlement	112,785	1,259,031
	Unlisted corporate bonds	261,233	486,144
	Receivables from forward transactions without delivery of underlying assets	5,835	855
	Other receivables not covered by debtors classification standards	1,251,032	1,119,756
	Other receivables covered by debtors classification standards	291,388	296,787
	Accrued interest receivables covered by debtors classification standards	248	232
	less: Allowances (Note 4.)	(238,894)	(240,265)
		13,716,897	5,313,607

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	376,873	369,146
	Accrued interest and adjustments	5,418	4,999
	less: Allowances (Note 4.)	(4,181)	(3,993)
		378,110	370,152

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,211	1,247
	Other	8,345	11,691
	less: Allowances (Note 4.)	(225)	(1,586)
		9,331	11,352

G.	OTHER RECEIVABLES
	Other	1,534,949	1,281,229
	less: Allowances (Note 4.)	(4,102)	(4,148)
		1,530,847	1,277,081

H.	BANK PREMISES AND EQUIPMENT, NET	1,504,254	1,460,092

I.	OTHER ASSETS	2,192,346	1,980,746

J.	INTANGIBLE ASSETS
	Goodwill	19,204	20,609
	Organization and development costs	739,818	643,463
		759,022	664,072

K.	ITEMS PENDING ALLOCATION	25,892	13,426

TOTAL ASSETS		166,992,326	154,998,960

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2017	12/31/2016
		(Unaudited)

LIABILITIES
L.	DEPOSITS
	From the non-financial government sector	13,007,583	9,552,190
	From the financial sector	50,869	55,867
	From the non-financial private sector and foreign residents
	Checking accounts	18,559,651	17,686,171
	Savings accounts	27,117,548	27,895,965
	Time deposits	47,495,751	47,652,387
	Investment accounts	379,311	333,786
	Other	8,008,466	8,113,965
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	563,672	649,409
		115,182,851	111,939,740

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	8,383	8,403
	International Banks and Institutions	131,687	128,912
	Non-subordinated Corporate Bonds		1,627,261
	Amounts payable for spot and forward purchases pending settlement	964,957	1,310,696
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	9,133,436	156,536
	Financing received from Argentine financial institutions
	Interfinancing (received call)		90,000
	Other financing received from Argentine financial institutions	28,940	30,568
	Accrued interest payable		126
	Other	6,930,072	7,095,374
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	21,685	80,627
		17,219,160	10,528,503

N.	OTHER LIABILITIES
	Fees	36,640	96,020
	Other	3,794,316	3,386,887
		3,830,956	3,482,907

O.	PROVISIONS (Note 4.)	351,667	335,007

P.	SUBORDINATED CORPORATE BONDS	6,322,304	6,407,840

Q.	ITEMS PENDING ALLOCATION	16,776	16,266

	MINORITY INTERESTS IN SUBSIDIARIES	198,669	182,799

	TOTAL LIABILITIES	143,122,383	132,893,062

	SHAREHOLDERS' EQUITY	23,869,943	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		166,992,326	154,998,960

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016
	(Unaudited)

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	107,493,687	89,304,148

Contingent	24,698,099	23,017,895
Guarantees received	23,624,660	22,116,120
Other not covered by debtors classification standards	34	39
Contingent debit-balance contra accounts	1,073,405	901,736

Control	81,292,730	65,012,008
Receivables classified as irrecoverable	1,979,545	1,898,911
Other	78,066,724	61,978,148
Control debit-balance contra accounts	1,246,461	1,134,949

Derivatives	487,866	495,787
Notional value of forward transactions without delivery of underlying asset	165,053	135,597
Derivatives debit-balance contra accounts	322,813	360,190

Trust activity	1,014,992	778,458
Trust funds	1,014,992	778,458

CREDIT-BALANCE ACCOUNTS	107,493,687	89,304,148

Contingent	24,698,099	23,017,895
Other guarantees provided covered by debtors classification standards	214,996	287,497
Other guarantees provided not covered by debtors classification standards	157,335	158,986
Other covered by debtors classification standards	421,397	354,315
Other not covered by debtors classification standards	279,677	100,938
Contingent credit-balance contra accounts	23,624,694	22,116,159

Control	81,292,730	65,012,008
Checks to be credited	1,246,461	1,134,949
Control credit-balance contra accounts	80,046,269	63,877,059

Derivatives	487,866	495,787
Notional value of call options sold	173,380	167,721
Notional value of forward transactions without delivery of underlying asset	149,433	192,469
Derivatives credit-balance contra account	165,053	135,597

Trust activity	1,014,992	778,458
Trust activity credit-balance contra accounts	1,014,992	778,458

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2017	03/31/2016
		(Unaudited)	(Unaudited)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	796	332
	Interest on loans to the financial sector	101,182	32,762
	Interest on overdrafts	650,402	520,273
	Interest on documents	374,005	395,427
	Interest on mortgage loans	179,022	184,877
	Interest on pledge loans	97,717	100,465
	Interest on credit card loans	1,071,843	919,302
	Interest on financial leases	20,090	23,474
	Interest on other loans	3,565,407	2,784,929
	Net income from government and private securities	868,903	1,015,637
	Interest on other receivables from financial intermediation	936	1,191
	Income from guaranteed loans - Presidential Decree No. 1,387/01	3,073	6,961
	CER (Benchmark Stabilization Coefficient) adjustment	28,636	56,933
	CVS (Salary Variation Coefficient) adjustment	111	226
	Difference in quoted prices of gold and foreign currency	159,548	258,783
	Other	478,711	117,673
		7,600,382	6,419,245

B.	FINANCIAL EXPENSE
	Interest on savings accounts	23,971	20,656
	Interest on time deposits	2,109,783	2,453,567
	Interest on interfinancing received loans (received call)	1,378	1,043
	Interest on other financing from financial institutions	5	51
	Interest on other liabilities from financial intermediation	16,211	35,671
	Interest on subordinated bonds	105,168	53,629
	Other interest	678	912
	CER adjustment	2,838	3,473
	Contribution to Deposit Guarantee Fund	49,428	96,449
	Other	650,575	488,454
		2,960,035	3,153,905

	GROSS INTERMEDIATION MARGIN - GAIN	4,640,347	3,265,340

C.	PROVISION FOR LOAN LOSSES	361,244	178,233

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	55,871	17,378
	Related to deposits	1,377,948	1,026,419
	Other commissions	44,260	46,067
	Other	923,225	648,017
		2,401,304	1,737,881

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2017	03/31/2016
		(Unaudited)	(Unaudited)

E.	SERVICE-CHARGE EXPENSE
	Commissions	154,444	114,351
	Other	579,880	461,464
		734,324	575,815

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,844,878	1,245,604
	Directors' and statutory auditors' fees	86,718	67,571
	Other professional fees	78,035	57,891
	Advertising and publicity	43,485	47,829
	Taxes	162,473	115,146
	Depreciation of bank premises and equipment	59,043	46,360
	Amortization of organization costs	60,128	43,286
	Other operating expenses	399,517	318,662
	Other	229,256	178,585
		2,963,533	2,120,934

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,982,550	2,128,239

G.	OTHER INCOME
	Income from long-term investments	4,257	13,058
	Penalty interest	17,041	20,483
	Recovered loans and allowances reversed	88,167	39,872
	Others	35,025	65,817
		144,490	139,230
H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	18	30
	Charges for other receivables uncollectibility and other allowances	69,842	32,822
	Depreciation and loss of other assets	1,326	907
	Goodwill amortization	1,405	3,513
	Other	72,692	49,538
		145,283	86,810

	MINORITY INTEREST IN SUBSIDIARIES	(15,844)	(10,646)

	NET INCOME BEFORE INCOME TAX - GAIN	2,965,913	2,170,013

I.	INCOME TAX	1,201,868	762,384

	NET INCOME FOR THE PERIOD - GAIN	1,764,045	1,407,629

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2017	03/31/2016
	(Unaudited)	(Unaudited)

CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	39,818,086	22,672,977
Cash at the end of the period	38,432,219	35,686,675
Net (decrease)/ increase in cash	(1,385,867)	13,013,698

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	11,931,503	7,085,397
Loans
To the financial sector	(58,336)	(231,564)
To the non-financial government sector	1,075,667	6,727
To the non-financial private sector and foreign residents	(1,414,398)	5,247,236
Other receivables from financial intermediation	(8,957,996)	(2,438,140)
Receivables from financial leases	11,944	39,370
Deposits
From the financial sector	(4,998)	997
From the non-financial government sector	3,295,730	(589,558)
From the non-financial private sector and foreign residents	(2,233,415)	5,266,625
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(91,504)	(45,081)
Others (except liabilities included under financing activities)	(152,771)	111,202
Collections related to service-charge income	2,406,992	1,734,420
Payments related to service-charge expenses	(731,131)	(556,266)
Administrative expenses paid	(2,995,839)	(1,907,777)
Payment of organization and development costs	(156,483)	(56,004)
Net collections from penalty interest	17,023	20,471
Differences from payments related to court orders	(302)	(569)
Collections of dividends from other companies	193	380
Other collectionsrelated to other income and losses	5,667	41,426
Net payments from other operating activities	(1,104,428)	(405,690)
Payment of income tax	(558,200)	(466,226)
Net cash flows generated in operating activities	284,918	12,857,376

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2017	03/31/2016
	(Unaudited)	(Unaudited)

Investing activities
Net payments for bank premises and equipment	(80,401)	(69,884)
Net payments for other assets	(215,726)	(166,376)
Net cash flows used in investing activities	(296,127)	(236,260)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(1,766,904)	(62,871)
Central Bank of Argentina:
Other	(20)	(2,717)
International Banks and Institutions	1,646	(69,018)
Financing received from Argentine financial institutions	(1,628)	(1,446)
Payment of dividends		(227,708)
Net cash flows used in financing activities	(1,766,906)	(363,760)

Financial income and holding gains on cash and cash equivalents	392,248	756,342

Net (decrease)/ increase in cash	(1,385,867)	13,013,698

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016

COMMERCIAL

In normal situation	36,299,079	34,766,790
With Senior “A” guarantees and counter-guarantees	2,841,297	2,545,541
With Senior “B” guarantees and counter-guarantees	5,676,908	5,297,800
Without Senior guarantees or counter-guarantees	27,780,874	26,923,449

Subject to special monitoring	34,126	27,887
In observation
With Senior “A” guarantees and counter-guarantees	269
With Senior “B” guarantees and counter-guarantees	18,975	18,875
Without Senior guarantees or counter-guarantees	14,882	9,012

Troubled	166,859	50,039
With Senior “A” guarantees and counter-guarantees	7,896
With Senior “B” guarantees and counter-guarantees	151,157	50,039
Without Senior guarantees or counter-guarantees	7,806

With high risk of insolvency	145,819	137,431
With Senior “A” guarantees and counter-guarantees	27,153	1,882
With Senior “B” guarantees and counter-guarantees	58,819	61,374
Without Senior guarantees or counter-guarantees	59,847	74,175

Irrecoverable	7,410	7,372
With Senior “B” guarantees and counter-guarantees	849	813
Without Senior guarantees or counter-guarantees	6,561	6,559

Subtotal Commercial	36,653,293	34,989,519

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2017	12/31/2016

CONSUMER

Performing	59,309,285	55,204,350
With Senior “A” guarantees and counter-guarantees	1,390,492	771,053
With Senior “B” guarantees and counter-guarantees	2,737,145	2,573,886
Without Senior guarantees or counter-guarantees	55,181,648	51,859,411

Low risk	733,361	555,222
With Senior “A” guarantees and counter-guarantees	5,150	1,486
With Senior “B” guarantees and counter-guarantees	29,187	20,699
Without Senior guarantees or counter-guarantees	699,024	533,037

Medium risk	494,387	443,357
With Senior “A” guarantees and counter-guarantees	270	3,188
With Senior “B” guarantees and counter-guarantees	16,922	7,676
Without Senior guarantees or counter-guarantees	477,195	432,493

High risk	369,577	317,466
With Senior “A” guarantees and counter-guarantees	533	2,099
With Senior “B” guarantees and counter-guarantees	14,522	20,486
Without Senior guarantees or counter-guarantees	354,522	294,881

Irrecoverable	138,759	92,508
With Senior “B” guarantees and counter-guarantees	22,017	18,222
Without Senior guarantees or counter-guarantees	116,742	74,286

Irrecoverable according to Central Bank's rules	291	210
Without Senior guarantees or counter-guarantees	291	210

Subtotal Consumer	61,045,660	56,613,113

Total	97,698,953	91,602,632

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2017 and December 31, 2016 and (ii) the statements of income and cash flows and equivalents for the three-month periods ended March 31, 2017 and 2016, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2017):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest 3,026).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules, Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of March 31, 2017 and December 31, 2016.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for periods ended March 31, 2017 and 2016, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of March 31, 2017, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	147,489	2,268,645

Liabilities	99,460	1,529,877

Shareholders’ equity	48,029	738,768

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of March 31, 2017:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	153,002,672	13,381,995	2,268,645	1,299,310	2,960,296	166,992,326

Liabilities	129,132,729	11,413,909	1,529,877	982,143	(63,725)	143,122,383

Shareholders’ equity	23,869,943	1,968,086	738,768	317,167	3,024,021	23,869,943

Income	1,764,045	156,747	(30,249)	58,780	185,278	1,764,045

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	03/31/2017	12/31/2016	03/31/2016

Cash	29,014,735	36,089,156	21,189,340

Government and private securities
Holdings booked at market value	1,084,052	538,936	1,905,736
Instruments issued by the Central Bank	8,333,432	3,189,994	12,307,111
Other receivables for financial intermediation
Other covered by debtor classification standards			284,488
Cash and cash equivalents	38,432,219	39,818,086	35,686,675

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8, to the stand-alone financial statements, certain assets are restricted as follows:

Item	03/31/2017	12/31/2016

2.1. Banco del Tucumán SA:

Government and Private securities

• Secured bonds in pesos under Presidential Decree No, 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No, 622/2013	4,172	5,126
• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE	752	715
Subtotal Government and Private securities	4,924	5,841

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	200,142	191,098
Subtotal other receivables from financial intermediation	200,142	191,098

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	35,705	35,702
Subtotal other receivables	35,705	35,702

Total	240,771	232,641

2.2. Macro Securities SA:

Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,883	8,420
Subtotal other receivables from financial intermediation	8,883	8,420

Investments in other companies

• Other	1,453	1,453
Subtotal investments in other companies	1,453	1,453

Total	10,336	9,873

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item (cont)	03/31/2017	12/31/2016

2.3. Macro Fiducia SA:

Government and private securities
• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	4,177	3,987
Total	4,177	3,987

2.4 Macro Fondos SGFCI SA

Other receivables from financial intermediation
• Share of interest of the mutual fund Pionero FF for the minimum amount required to perform as an Agent de Administration Agent for Collective investments of mutual funds provided by CNV General Resolution No. 622/2013	1,225	1,166
Total	1,225	1,166

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as March 31, 2017 and December 31, 2016, include assets amounted to 32,001 and 35,310, generated mainly by Loans; liabilities amounted to 972,490 and 167,033 generated mainly by Deposits; and memorandum accounts amounted to 3,415,049 and 3,675,866, mainly generated by Items in custody, respectively.

Additionally, as of March 31, 2017 and 2016, net income generated by those transactions amounted to 1,684 and 1,839 respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 1,048 and 1,005, respectively. Net income from those periods ended March 31, 2017 and 2016 amount to 0. Balances were eliminated in the consolidation process.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2017:

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	period

Allowances

For loans	1,830,505	380,211	158,097	8,547	2,044,072

For other receivables from financial intermediation	240,265	1,963	1,835	1,499	238,894

For receivables from financial leases	3,993	230		42	4,181

For interests in other companies	1,586			1,361	225

For other receivables	4,148		46		4,102

Total	2,080,497	382,404	159,978	11,449	2,291,474

For other contingencies	271,039	69,753	18,054		322,738

For differences from court deposits dollarization	54,858	89		34,798	20,149

For administrative, disciplinary and criminal penalties	9,110		330		8,780

Total	335,007	69,842	18,384	34,798	351,667

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2017 and December 31, 2016 a:

Type of contract / underlying asset	03/31/2017	12/31/2016

Futures / foreign currency	211,913	194,131

Repo transactions	8,642,995	1,220,329

Forward contracts / foreign currency	102,573	133,935

Options / Other	173,380	167,721

Additionally, positions of transactions effective as of March 31, 2017 and December 31, 2016 are as follows:

Transaction	03/31/2017	12/31/2016

Net position of repurchase agreements	8,577,591	1,181,659

Net asset position of forward transactions without delivery of the underlying asset	15,620	(56,872)

Position of call options sold	(173,380)	(167,721)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13, to the Bank’s stand-alone financial statements, as March 31, 2017 and December 31, 2016, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	03/31/2017	12/31/2016

• On November 30, 2016, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “SECANE V” trust loan portfolio,	33,347	33,685

• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,257	15,280

• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	9,820	11,463

• Other managed portfolios,	4,502	4,658
Total	62,926	65,086

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16, to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of March 31, 2017 and December 31, 2016:

7.1.	Financial trusts for investment purposes

Financial trust	03/31/2017	12/31/2016

Debt securities	11,102	10,754
Total	11,102	10,754

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries,

In addition to what has been mentioned in Note 16,2,, to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of March 31, 2017 and December 31, 2016 considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 180 and 495, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4, to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2017 and December 31, 2016, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 884,083 and 721,538, respectively.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 24, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager